SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED
PURSUANT TO § 240.13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

THE PEP BOYS – MANNY, MOE & JACK
--------------------------------------------------------
(Name of Issuer)

Common Stock
--------------------------------------------------------
(Title of Class of Securities)

713278109
--------------------------------------------------------
(CUSIP Number)

Daniel R. Waltcher
Deputy General Counsel
BlackRock, Inc.
55 East 52nd Street
New York, NY 10055
(212) 810-5300
--------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 29, 2012
--------------------------------------------------------
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [X]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 713278109	Page 2 of 6 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) BLACKROCK, INC. (TIN: 32-0174431)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS OO - Funds of investment advisory clients.
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 4,450,274
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 4,450,274
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,450,274
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) See Item 5 herein. Excludes 1,200,000 shares beneficially owned by The Gores Group, LLC and/or its affiliates.	☒
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.4%
14		TYPE OF REPORTING PERSON HC

CUSIP No. 713278109	Page 3 of 6 Pages

Item 1.    Security and Issuer

This Schedule 13D (this “Schedule”) relates to the common stock, par value $1.00 per share (“Common Stock”) of The Pep Boys – Manny, Moe & Jack, a Pennsylvania corporation (the “Issuer”).

The principal executive offices of the Issuer are located at 3111 W. Allegheny Ave. Philadelphia, PA 19132.

Item 2.    Identity and Background

This Schedule is being filed by BlackRock, Inc. (the “Reporting Person”).  The Reporting Person is a Delaware corporation that, through its subsidiaries, provides diversified investment management directly and indirectly through various investment products to institutions, intermediaries and individual investors. Investment management services primarily consist of the management of equity, fixed income, multi-asset class, alternative investment and cash management products. The Reporting Person, through its subsidiaries, offers its investment products in a variety of accounts, including open-end and closed-end mutual funds, iShares® exchange-traded funds, collective investment trusts and separate accounts. In addition, the Reporting Person, through its subsidiaries, provides market risk management, financial markets advisory and enterprise investment system services to a broad base of clients. Financial markets advisory services include valuation services relating to illiquid securities, dispositions and workout assignments (including long-term portfolio liquidation assignments), risk management and strategic planning and execution.  The principal office and business address of the Reporting Person is 55 East 52nd Street, New York, NY 10055.

Certain of the securities reported herein were previously included in a statement on Schedule 13G filed by the Reporting Person on December 31, 2009 as amended most recently on February 8, 2011.  The Reporting Person does not believe it is required to file a Schedule 13D in respect of the Common Stock of the Issuer pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the “Act”), because the investment intent of the Reporting Person and its subsidiaries that may be deemed to beneficially own the shares of Common Stock to which this Schedule relates has not changed such that the Reporting Person would cease to be permitted to make use of Schedule 13G pursuant to Rule 13d-1(b).  However, the Reporting Person is voluntarily filing this Schedule because certain of its affiliates entered into the transaction described in Item 4 below.  Neither the filing of this Schedule nor any of its contents shall be deemed to constitute an admission by the Reporting Person that it is the beneficial owner of any of the Common Stock beneficially owned by The Gores Group, LLC (“Gores”) and/or its affiliates for purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

(a) – (c) and (f) For information required by Instruction C to Schedule 13D with respect to the officers and directors of the Reporting Person (collectively, the “Covered Persons”), reference is made to Schedule A annexed hereto and incorporated herein by reference.

(d) During the last five years, neither the Reporting Person nor, to the knowledge of the Reporting Person, any of the Covered Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, neither the Reporting Person nor, to the knowledge of the Reporting Person, any of the Covered Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Neither the present filing nor anything contained herein shall be construed as an admission that the Reporting Person constitutes a “person” for any purposes other than Section 13(d) of the Securities Exchange Act of 1934.

Item 3.    Source and Amount of Funds or Other Consideration

The aggregate purchase price of the 4,450,274 shares of Common Stock of the Issuer beneficially owned by the Reporting Person is $49,662,119. The shares were acquired with available funds of the applicable customer funds and investment accounts for which certain of the Reporting Person’s subsidiaries act as investment advisers.

Item 4.    Purpose of Transaction

All of the shares of Common Stock of the Issuer were acquired for investment purposes by funds and accounts for which certain of the Reporting Person’s subsidiaries act as investment advisers.

On January 29, 2012, Portfolio Administration & Management Ltd. (“PAM”), a subsidiary of the Reporting Person, on behalf of certain funds managed by subsidiaries of the Reporting Person, entered into an Equity Commitment Letter Agreement (the

CUSIP No. 713278109	Page 4 of 6 Pages

“Commitment Letter”) with Gores.  Pursuant to the Commitment Letter, PAM, on behalf of such funds, irrevocably committed, on the terms and subject to the conditions set forth therein, to purchase, with funds to be provided by such funds, $80,000,000 dollars of equity interests in Auto Co-Investors, LLC, a Delaware limited liability company (“Holdco”) which has been formed for the purpose of acquiring Auto Acquisition Company, LLC, a Delaware limited liability company (“Parent”), which, in turn, was formed to acquire, together with a special purpose vehicle owned by Gores Capital Partners III, L.P. and affiliates of Gores, the Issuer pursuant to that certain Agreement and Plan of Merger, dated on or about January 29, 2012 (the “Merger Agreement”), by and among Parent, Auto Mergersub, Inc., a Pennsylvania corporation (“Merger Sub”), and the Issuer, on the terms and subject to the conditions set forth in the Merger Agreement (the “Transaction”).  The Merger Agreement provides that Merger Sub will merge with and into the Issuer (the “Merger”) on the terms and subject to the conditions set forth therein, with the Issuer surviving the Merger as a wholly owned subsidiary of Parent, and the Common Stock of the Issuer issued and outstanding immediately prior to the effectiveness of the Merger being converted into the right to receive $15 per share in cash, without interest.  The Merger Agreement provides for various closing conditions including approval of a majority of the outstanding shares of Common Stock of the Issuer, regulatory approvals and other closing conditions.

PAM’s entry into the Commitment Letter on behalf of certain funds managed by subsidiaries of the Reporting Person will not have an impact on the Reporting Person’s subsidiaries’ exercise of investment or voting power with respect to the shares of Common Stock of the Issuer to which this Schedule relates.

Except as set forth in this Schedule, the Reporting Person has no present plans or proposals that relate to or would result in any of the actions described in Item 4(a) through (j) of Schedule 13D.  Each of the Reporting Person’s advisory subsidiaries may evaluate on a continuing basis its client accounts’ investment in the Issuer and the Reporting Person expects that such subsidiaries may from time to time acquire or dispose of shares of Common Stock or other securities of the Issuer on behalf of such client accounts.  Any acquisitions or dispositions will depend upon (i) the price and availability of the Issuer’s securities; (ii) subsequent developments concerning the Issuer’s business and prospects and the industry in which the Issuer operates; (iii) the Reporting Person’s advisory subsidiaries’ general investment policies with respect to the applicable accounts managed by the Reporting Person’s advisory subsidiaries; (iv) other investment and business opportunities available to the Reporting Person’s advisory subsidiaries on behalf of their clients; (v) general market and economic conditions; (vi) tax considerations and (vii) such other factors as the Reporting Person’s advisory subsidiaries may consider relevant.  Any such acquisitions or dispositions may be made, subject to applicable law, in open market transactions or privately negotiated transactions.

Item 5.    Interest in Securities of the Issuer

(a) − (b) The responses of the Reporting Person to Rows (7) through (11) of the cover page of this Schedule are incorporated herein by reference.  In addition, pursuant to Section 13(d)(3) of the Act, the Reporting Person and Gores and/or its affiliates may on the basis of the facts described elsewhere herein be considered to be a “group”.  The Reporting Person disclaims any membership or participation in a “group” with Gores and/or its affiliates and further disclaims beneficial ownership of any shares of Common Stock beneficially owned by Gores and/or its affiliates, including 1,200,000 shares of Common Stock believed to be beneficially owned by Gores and/or its affiliates on the date hereof.

The shares of Common Stock of the Issuer beneficially owned by the Reporting Person include shares of Common Stock beneficially owned by subsidiaries of the Reporting Person including BlackRock Asset Management Australia Limited, BlackRock Japan Co Ltd, BlackRock Asset Management Canada Limited, BlackRock Asset Management Ireland Limited, BlackRock International Limited, BlackRock Investment Management, LLC, BlackRock Advisors, LLC, BlackRock Institutional Trust Company, N.A., and BlackRock Fund Advisors, none of which beneficially owns in excess of 5% of the outstanding Common Stock of the Issuer.

Except as set forth herein, neither the Reporting Person nor, to the knowledge of the Reporting Person, the Covered Persons beneficially owned any shares of Common Stock of the Issuer as of February 3, 2012, the nearest practicable date prior to the filing of this Schedule.

(c) Schedule B sets forth transactions in the Common Stock of the Issuer that were effected during the sixty day period ending February 3, 2012, the nearest practicable date prior to the filing of this Schedule.  The transactions in the Common Stock described on Schedule B were effected on the New York Stock Exchange or privately negotiated, as indicated therein.

(d) Except for investment advisory clients of the Reporting Person’s subsidiaries who may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of Common Stock, no other person is known by the Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock of the Issuer beneficially owned by the Reporting Person.

CUSIP No. 713278109	Page 5 of 6 Pages

The information set forth in Rows 7 through 13 of the cover page of this Schedule for the Reporting Person is incorporated herein by reference.  The percentage amount set forth in Row 13 of the cover page of this Schedule is calculated based upon the 52,720,713 Shares issued and outstanding as reported by the Issuer as of November 25, 2011 in its most recently filed Form 10-Q for the quarterly period ended October 29, 2011.

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Item 4 is hereby incorporated herein by reference.

Except as set forth in this Schedule, there are no contracts, arrangements, understandings or relationships between the Reporting Person and any other person with respect to any securities of the Issuer or among the investment advisory subsidiaries of the Reporting Person, including but not limited to transfer or voting of any securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.    Material to Be Filed as Exhibits

Exhibit No.	Description

1.	Commitment Letter, dated January 29, 2012, by and between Portfolio Administration & Management Ltd. on behalf of private equity funds, and The Gores Group LLC.
2.
Power of Attorney, dated December 14, 2009, relating to BlackRock, Inc. (incorporated by reference to Exhibit B to Schedule 13G filed by BlackRock, Inc. on January 29, 2010 (SEC file number 005-18769)), hereby incorporated herein.

CUSIP No. 713278109	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and  belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 8, 2012

BLACKROCK, INC.

By:	/s/ Matthew J. Fitzgerald
Name:	Matthew J. Fitzgerald
Title:	Attorney-In-Fact

Schedule A

The following is a list of the executive officers and directors of the Reporting Person, setting forth the present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted and citizenship for each such person.

BlackRock, Inc.

Executive Officers
Name	Business Address	Present Principal Occupation or Employment / Name and Address of Any Other Corporation	Citizenship
Laurence D. Fink	55 East 52nd Street New York, NY 10055	Chief Executive Officer	U.S.
Robert S. Kapito	55 East 52nd Street New York, NY 10055	President	U.S.
Robert W. Fairbairn	55 East 52nd Street New York, NY 10055	Senior Managing Director, Head of Global Client Group	U.S.
Bennett W. Golub	55 East 52nd Street New York, NY 10055	Chief Risk Officer and Senior Managing Director	U.S.
Charles S. Hallac	55 East 52nd Street New York, NY 10055	Chief Operating Officer and Senior Managing Director	U.S.
J. Richard Kushel	55 East 52nd Street New York, NY 10055	Senior Managing Director, Head of Portfolio Managing Group	U.S.
Ann Marie Petach	55 East 52nd Street New York, NY 10055	Chief Financial Officer and Senior Managing Director	U.S.
Linda Gosden Robinson	55 East 52nd Street New York, NY 10055	Senior Managing Director and Head of Marketing and Communications	U.S.
Susan L. Wagner	55 East 52nd Street New York, NY 10055	Vice Chairman	U.S.
Kendrick R. Wilson, III	55 East 52nd Street New York, NY 10055	Vice Chairman	U.S.
Joseph Feliciani	55 East 52nd Street New York, NY 10055	Chief Accounting Officer	U.S.
N. James Charrington	33 King William Street, London, England, EC4R 9AS, United Kingdom	Senior Managing Director	British
Mark McCombe	2 Queen’s Road Central Cheung Kong Center Hong Kong, China	Senior Managing Director, Chairman of Asia-Pacific	British
Jeffrey A. Smith	55 East 52nd Street New York, NY 10055	Senior Managing Director and Head of Human Resources	U.S.

Directors
Name	Business Address	Present Principal Occupation or Employment / Name and Address of Any Other Corporation	Citizenship
Laurence D. Fink	BlackRock, Inc. 55 East 52nd Street New York, NY 10055	Chief Executive Officer	U.S.
Robert S. Kapito	BlackRock, Inc. 55 East 52nd Street New York, NY 10055	President	U.S.
Abdlatif Al-Hamad	Arab Fund for Economic & Social Development, Airport Boulevard Shuwaikh, Kuwait	Arab Fund for Economic & Social Development - Chairman, Director General	Kuwaiti
Mathis Cabiallavetta	Swiss Reinsurance Company Ltd. Mythenquai 50/60 CH-8022 Zurich, Switzerland	Swiss Reinsurance Company Ltd. - Vice Chairman	Swiss
Dennis D. Dammerman	BlackRock, Inc. 55 East 52nd Street New York, NY 10055	Retired	U.S.
William S. Demchak	PNC Financial Services Group Inc. One PNC Plaza Avenue Pittsburgh, PA 15222	PNC Financial Services Group Inc. - Senior Vice Chairman	U.S.
Robert E. Diamond, Jr.	Barclays Capital 745 7th Avenue New York, NY 10019	Barclays Capital - Chief Executive Officer	U.S.
Murry S. Gerber	BlackRock, Inc. 55 East 52nd Street New York, NY 10055	Retired	U.S.
James Grosfeld	BlackRock, Inc. 55 East 52nd Street New York, NY 10055	Retired	U.S.
David H. Komansky	BlackRock, Inc. 55 East 52nd Street New York, NY 10055	Retired	U.S.
Sir Deryck Maughan	Kohlberg Kravis Roberts & Co. 9 West 57th Street Suite 4200 New York, NY 10019	Kohlberg Kravis Roberts & Co. – Head of Financial Institutions Group	British
Thomas K. Montag	Bank of America One Bryant Park 4th Floor New York, NY 10036	Bank of America - Co-Chief Operating Officer	U.S.

Name	Business Address	Present Principal Occupation or Employment / Name and Address of Any Other Corporation	Citizenship
Thomas H. O’Brien	BlackRock, Inc. 55 East 52nd Street New York, NY 10055	Retired	U.S.
James E. Rohr	The PNC Financial Services Group, Inc. One PNC Plaza, 249 Fifth Avenue, 2nd Floor Pittsburgh, PA 15222	The PNC Financial Services Group, Inc. – Chief Executive Officer and Chairman	U.S.
Ivan G. Seidenberg	BlackRock, Inc. 55 East 52nd Street New York, NY 10055	Retired	U.S.
Marco Antonio Slim Domit	Grupo Financiero Inbursa, S.A.B. de C.V. Av. Paseo de las Palmas #736 Floor 1 Colonia Lomas de Chapultepec C.P. 11000, Mexico P.F.	Grupo Financiero Inbursa, S.A.B. de C.V. – Chairman and Chief Executive Officer	Mexican
John S. Varley	BlackRock, Inc. 55 East 52nd Street New York, NY 10055	Retired	British

Schedule B

Transactions in Common Stock

Legal Entity	Trade Date	Amount	Trade Price	BUY/SELL	Execution Type
BlackRock Advisors, LLC	21-Dec-11	1,848	10.93	BUY	NYSE
BlackRock Advisors, LLC	21-Dec-11	6,952	10.93	BUY	NYSE
BlackRock Advisors, LLC	28-Dec-11	3,254	11.00	BUY	NYSE
BlackRock Advisors, LLC	28-Dec-11	12,247	11.00	BUY	NYSE
BlackRock Advisors, LLC	30-Dec-11	1,231	11.00	SELL	NYSE
BlackRock Advisors, LLC	30-Dec-11	25,200	11.01	SELL	NYSE
BlackRock Advisors, LLC	6-Jan-12	17,600	10.90	BUY	NYSE
BlackRock Advisors, LLC	6-Jan-12	67,600	10.90	BUY	NYSE
BlackRock Advisors, LLC	18-Jan-12	463	10.89	SELL	NYSE
BlackRock Asset Management Canada Limited	7-Dec-11	707	10.81	SELL	NYSE
BlackRock Asset Management Ireland Limited	5-Dec-11	618	11.86	BUY	NYSE
BlackRock Asset Management Ireland Limited	5-Dec-11	618	11.86	BUY	NYSE
BlackRock Asset Management Ireland Limited	12-Dec-11	620	11.06	SELL	NYSE
BlackRock Asset Management Ireland Limited	13-Dec-11	310	10.77	SELL	NYSE
BlackRock Fund Advisors	5-Dec-11	13,098	11.86	BUY	PRIVATE
BlackRock Fund Advisors	5-Dec-11	1,770	11.86	BUY	PRIVATE
BlackRock Fund Advisors	5-Dec-11	2,655	11.86	BUY	PRIVATE
BlackRock Fund Advisors	5-Dec-11	13,098	11.86	BUY	PRIVATE
BlackRock Fund Advisors	5-Dec-11	10,089	11.86	BUY	PRIVATE
BlackRock Fund Advisors	5-Dec-11	1,770	11.86	SELL	PRIVATE
BlackRock Fund Advisors	5-Dec-11	1,770	11.86	SELL	PRIVATE
BlackRock Fund Advisors	5-Dec-11	28,320	11.86	SELL	PRIVATE
BlackRock Fund Advisors	5-Dec-11	1,570	11.86	BUY	PRIVATE
BlackRock Fund Advisors	5-Dec-11	3,840	11.86	SELL	PRIVATE
BlackRock Fund Advisors	6-Dec-11	10,797	11.19	BUY	PRIVATE
BlackRock Fund Advisors	6-Dec-11	9,735	11.19	BUY	PRIVATE
BlackRock Fund Advisors	6-Dec-11	7,080	11.19	SELL	PRIVATE
BlackRock Fund Advisors	6-Dec-11	6,549	11.19	SELL	PRIVATE
BlackRock Fund Advisors	6-Dec-11	10,620	11.19	SELL	PRIVATE
BlackRock Fund Advisors	6-Dec-11	7,080	11.19	SELL	PRIVATE
BlackRock Fund Advisors	6-Dec-11	314	11.19	BUY	PRIVATE
BlackRock Fund Advisors	6-Dec-11	1,884	11.19	BUY	PRIVATE
BlackRock Fund Advisors	6-Dec-11	384	11.19	BUY	PRIVATE
BlackRock Fund Advisors	7-Dec-11	5,310	10.81	BUY	PRIVATE
BlackRock Fund Advisors	7-Dec-11	21,240	10.81	SELL	PRIVATE
BlackRock Fund Advisors	7-Dec-11	5,133	10.81	SELL	PRIVATE
BlackRock Fund Advisors	7-Dec-11	2,826	10.81	BUY	PRIVATE
BlackRock Fund Advisors	7-Dec-11	1,884	10.81	SELL	PRIVATE
BlackRock Fund Advisors	7-Dec-11	56	10.81	SELL	PRIVATE

Legal Entity	Trade Date	Amount	Trade Price	BUY/SELL	Execution Type
BlackRock Fund Advisors	7-Dec-11	4,469	10.81	BUY	NYSE
BlackRock Fund Advisors	7-Dec-11	790	10.81	BUY	NYSE
BlackRock Fund Advisors	7-Dec-11	447	10.81	BUY	NYSE
BlackRock Fund Advisors	8-Dec-11	708	10.73	BUY	PRIVATE
BlackRock Fund Advisors	8-Dec-11	3,363	10.73	BUY	PRIVATE
BlackRock Fund Advisors	8-Dec-11	885	10.73	BUY	PRIVATE
BlackRock Fund Advisors	8-Dec-11	5,310	10.73	BUY	PRIVATE
BlackRock Fund Advisors	8-Dec-11	8,673	10.73	SELL	PRIVATE
BlackRock Fund Advisors	8-Dec-11	3,186	10.73	SELL	PRIVATE
BlackRock Fund Advisors	8-Dec-11	6,195	10.73	SELL	PRIVATE
BlackRock Fund Advisors	8-Dec-11	19,293	10.73	SELL	PRIVATE
BlackRock Fund Advisors	8-Dec-11	3,860	10.73	BUY	PRIVATE
BlackRock Fund Advisors	9-Dec-11	23	11.10	BUY	PRIVATE
BlackRock Fund Advisors	9-Dec-11	7,611	11.10	BUY	PRIVATE
BlackRock Fund Advisors	9-Dec-11	18,054	11.10	BUY	PRIVATE
BlackRock Fund Advisors	9-Dec-11	5,310	11.10	BUY	PRIVATE
BlackRock Fund Advisors	9-Dec-11	14,160	11.10	BUY	PRIVATE
BlackRock Fund Advisors	9-Dec-11	2,301	11.10	BUY	PRIVATE
BlackRock Fund Advisors	9-Dec-11	942	11.10	BUY	PRIVATE
BlackRock Fund Advisors	9-Dec-11	2,796	11.10	BUY	NYSE
BlackRock Fund Advisors	12-Dec-11	708	11.06	BUY	PRIVATE
BlackRock Fund Advisors	12-Dec-11	10,620	11.06	SELL	PRIVATE
BlackRock Fund Advisors	12-Dec-11	11,859	11.06	SELL	PRIVATE
BlackRock Fund Advisors	12-Dec-11	8,850	11.06	SELL	PRIVATE
BlackRock Fund Advisors	12-Dec-11	3,009	11.06	SELL	PRIVATE
BlackRock Fund Advisors	12-Dec-11	42	11.06	BUY	PRIVATE
BlackRock Fund Advisors	12-Dec-11	42	11.06	BUY	PRIVATE
BlackRock Fund Advisors	12-Dec-11	386	11.06	BUY	PRIVATE
BlackRock Fund Advisors	12-Dec-11	386	11.06	BUY	PRIVATE
BlackRock Fund Advisors	13-Dec-11	8,142	10.53	BUY	PRIVATE
BlackRock Fund Advisors	13-Dec-11	6,903	10.53	BUY	PRIVATE
BlackRock Fund Advisors	13-Dec-11	1,239	10.53	SELL	PRIVATE
BlackRock Fund Advisors	13-Dec-11	1,902	10.53	BUY	PRIVATE
BlackRock Fund Advisors	13-Dec-11	951	10.53	BUY	PRIVATE
BlackRock Fund Advisors	13-Dec-11	1,158	10.53	BUY	PRIVATE
BlackRock Fund Advisors	13-Dec-11	1,930	10.53	BUY	PRIVATE
BlackRock Fund Advisors	13-Dec-11	2,316	10.53	BUY	PRIVATE
BlackRock Fund Advisors	14-Dec-11	4,956	10.51	SELL	PRIVATE
BlackRock Fund Advisors	14-Dec-11	9,204	10.51	SELL	PRIVATE
BlackRock Fund Advisors	14-Dec-11	18,762	10.51	SELL	PRIVATE
BlackRock Fund Advisors	14-Dec-11	2,655	10.51	SELL	PRIVATE
BlackRock Fund Advisors	14-Dec-11	31	10.51	BUY	PRIVATE

Legal Entity	Trade Date	Amount	Trade Price	BUY/SELL	Execution Type
BlackRock Fund Advisors	14-Dec-11	17,370	10.51	BUY	PRIVATE
BlackRock Fund Advisors	14-Dec-11	42,174	10.51	BUY	PRIVATE
BlackRock Fund Advisors	15-Dec-11	8,142	10.69	BUY	PRIVATE
BlackRock Fund Advisors	15-Dec-11	2,301	10.69	SELL	PRIVATE
BlackRock Fund Advisors	15-Dec-11	1,268	10.69	BUY	PRIVATE
BlackRock Fund Advisors	15-Dec-11	42	10.69	BUY	PRIVATE
BlackRock Fund Advisors	15-Dec-11	62	10.69	BUY	PRIVATE
BlackRock Fund Advisors	15-Dec-11	3,088	10.69	BUY	PRIVATE
BlackRock Fund Advisors	15-Dec-11	1,562	10.69	SELL	PRIVATE
BlackRock Fund Advisors	16-Dec-11	8,142	10.83	BUY	PRIVATE
BlackRock Fund Advisors	16-Dec-11	2,124	10.83	BUY	PRIVATE
BlackRock Fund Advisors	16-Dec-11	2,124	10.83	SELL	PRIVATE
BlackRock Fund Advisors	16-Dec-11	7,434	10.83	SELL	PRIVATE
BlackRock Fund Advisors	16-Dec-11	20,001	10.83	SELL	PRIVATE
BlackRock Fund Advisors	16-Dec-11	951	10.83	SELL	PRIVATE
BlackRock Fund Advisors	16-Dec-11	2,855	10.83	SELL	PRIVATE
BlackRock Fund Advisors	16-Dec-11	5,404	10.83	BUY	PRIVATE
BlackRock Fund Advisors	16-Dec-11	847	10.82	BUY	NYSE
BlackRock Fund Advisors	16-Dec-11	1,742	10.83	BUY	PRIVATE
BlackRock Fund Advisors	16-Dec-11	17,954	10.83	SELL	PRIVATE
BlackRock Fund Advisors	19-Dec-11	7,434	10.44	BUY	PRIVATE
BlackRock Fund Advisors	19-Dec-11	3,960	10.44	SELL	PRIVATE
BlackRock Fund Advisors	19-Dec-11	6,726	10.44	SELL	PRIVATE
BlackRock Fund Advisors	19-Dec-11	4,071	10.44	BUY	PRIVATE
BlackRock Fund Advisors	19-Dec-11	1,570	10.44	BUY	PRIVATE
BlackRock Fund Advisors	19-Dec-11	1,770	10.44	SELL	PRIVATE
BlackRock Fund Advisors	19-Dec-11	10,620	10.44	BUY	PRIVATE
BlackRock Fund Advisors	19-Dec-11	28,320	10.44	BUY	PRIVATE
BlackRock Fund Advisors	20-Dec-11	3,894	11.09	BUY	PRIVATE
BlackRock Fund Advisors	20-Dec-11	16,107	11.09	SELL	PRIVATE
BlackRock Fund Advisors	20-Dec-11	7,080	11.09	BUY	PRIVATE
BlackRock Fund Advisors	20-Dec-11	628	11.09	SELL	PRIVATE
BlackRock Fund Advisors	20-Dec-11	5,310	11.09	SELL	PRIVATE
BlackRock Fund Advisors	20-Dec-11	396	11.09	SELL	PRIVATE
BlackRock Fund Advisors	20-Dec-11	354	11.09	BUY	PRIVATE
BlackRock Fund Advisors	20-Dec-11	31	11.09	BUY	PRIVATE
BlackRock Fund Advisors	20-Dec-11	22,656	11.09	BUY	PRIVATE
BlackRock Fund Advisors	20-Dec-11	396	11.09	BUY	PRIVATE
BlackRock Fund Advisors	20-Dec-11	177	11.09	BUY	PRIVATE
BlackRock Fund Advisors	20-Dec-11	4,425	11.09	BUY	PRIVATE
BlackRock Fund Advisors	20-Dec-11	25,665	11.09	BUY	PRIVATE
BlackRock Fund Advisors	21-Dec-11	3,540	11.26	BUY	PRIVATE

Legal Entity	Trade Date	Amount	Trade Price	BUY/SELL	Execution Type
BlackRock Fund Advisors	21-Dec-11	12,390	11.26	SELL	PRIVATE
BlackRock Fund Advisors	21-Dec-11	1,980	11.26	SELL	PRIVATE
BlackRock Fund Advisors	21-Dec-11	1,770	11.26	BUY	PRIVATE
BlackRock Fund Advisors	21-Dec-11	942	11.26	BUY	PRIVATE
BlackRock Fund Advisors	21-Dec-11	4,602	11.26	BUY	PRIVATE
BlackRock Fund Advisors	21-Dec-11	8,673	11.26	BUY	PRIVATE
BlackRock Fund Advisors	22-Dec-11	6,195	11.17	BUY	PRIVATE
BlackRock Fund Advisors	22-Dec-11	942	11.17	BUY	PRIVATE
BlackRock Fund Advisors	22-Dec-11	3,894	11.17	BUY	PRIVATE
BlackRock Fund Advisors	22-Dec-11	2,490	11.17	BUY	PRIVATE
BlackRock Fund Advisors	22-Dec-11	21,771	11.17	BUY	PRIVATE
BlackRock Fund Advisors	22-Dec-11	4,071	11.17	BUY	PRIVATE
BlackRock Fund Advisors	22-Dec-11	3,894	11.17	BUY	PRIVATE
BlackRock Fund Advisors	22-Dec-11	2,160	11.17	SELL	NYSE
BlackRock Fund Advisors	22-Dec-11	4,509	11.17	SELL	NYSE
BlackRock Fund Advisors	17-Jan-12	31,534	10.49	SELL	NYSE
BlackRock Fund Advisors	17-Jan-12	4,205	10.49	SELL	NYSE
BlackRock Fund Advisors	17-Jan-12	7,708	10.49	SELL	NYSE
BlackRock Fund Advisors	17-Jan-12	9,110	10.49	SELL	NYSE
BlackRock Fund Advisors	17-Jan-12	12,614	10.49	SELL	NYSE
BlackRock Fund Advisors	17-Jan-12	2,803	10.49	SELL	NYSE
BlackRock Fund Advisors	17-Jan-12	2,102	10.49	SELL	NYSE
BlackRock Institutional Trust Company, N.A.	5-Dec-11	1,544	11.82	BUY	NYSE
BlackRock Institutional Trust Company, N.A.	5-Dec-11	1,804	11.86	SELL	PRIVATE
BlackRock Institutional Trust Company, N.A.	6-Dec-11	376	11.19	SELL	NYSE
BlackRock Institutional Trust Company, N.A.	8-Dec-11	660	10.73	BUY	NYSE
BlackRock Institutional Trust Company, N.A.	12-Dec-11	284	11.06	SELL	NYSE
BlackRock Institutional Trust Company, N.A.	12-Dec-11	252	11.06	SELL	NYSE
BlackRock Institutional Trust Company, N.A.	13-Dec-11	1,871	10.53	SELL	NYSE
BlackRock Institutional Trust Company, N.A.	16-Dec-11	1,000	10.83	BUY	PRIVATE
BlackRock Institutional Trust Company, N.A.	16-Dec-11	9,303	10.83	BUY	NYSE
BlackRock Institutional Trust Company, N.A.	16-Dec-11	19,130	10.83	BUY	PRIVATE
BlackRock Institutional Trust Company, N.A.	30-Dec-11	4,060	11.00	SELL	PRIVATE
BlackRock Institutional Trust Company, N.A.	9-Jan-12	2,861	10.72	BUY	PRIVATE
BlackRock Institutional Trust Company, N.A.	9-Jan-12	2,861	10.72	SELL	NYSE
BlackRock Institutional Trust Company, N.A.	11-Jan-12	18,497	10.89	SELL	PRIVATE
BlackRock Institutional Trust Company, N.A.	11-Jan-12	743	10.89	SELL	PRIVATE
BlackRock Institutional Trust Company, N.A.	11-Jan-12	18,497	10.89	BUY	PRIVATE
BlackRock Institutional Trust Company, N.A.	25-Jan-12	4,500	11.94	BUY	PRIVATE
BlackRock Institutional Trust Company, N.A.	26-Jan-12	84	12.00	SELL	NYSE
BlackRock Institutional Trust Company, N.A.	31-Jan-12	1,812	15.00	SELL	PRIVATE
BlackRock Institutional Trust Company, N.A.	31-Jan-12	4,500	15.00	SELL	NYSE

Legal Entity	Trade Date	Amount	Trade Price	BUY/SELL	Execution Type
BlackRock Institutional Trust Company, N.A.	5-Dec-11	862	11.82	SELL	NYSE
BlackRock Institutional Trust Company, N.A.	5-Dec-11	14,400	11.73	SELL	PRIVATE
BlackRock Institutional Trust Company, N.A.	29-Dec-11	1,513	11.04	BUY	PRIVATE
BlackRock Institutional Trust Company, N.A.	29-Dec-11	1,513	11.04	SELL	NYSE
BlackRock Investment Management, LLC	9-Dec-11	269	11.10	SELL	NYSE
BlackRock Investment Management, LLC	16-Dec-11	239	10.82	BUY	NYSE
BlackRock Investment Management, LLC	16-Dec-11	490	10.83	BUY	PRIVATE
BlackRock Investment Management, LLC	16-Dec-11	191	10.83	SELL	PRIVATE
BlackRock Investment Management, LLC	16-Dec-11	62	10.83	BUY	NYSE
BlackRock Investment Management, LLC	16-Dec-11	129	10.83	BUY	PRIVATE
BlackRock Investment Management, LLC	16-Dec-11	524	10.83	SELL	PRIVATE
BlackRock Investment Management, LLC	16-Dec-11	16	10.83	BUY	NYSE
BlackRock Investment Management, LLC	16-Dec-11	33	10.83	BUY	PRIVATE
BlackRock Investment Management, LLC	19-Dec-11	186	10.69	SELL	NYSE
BlackRock Investment Management, LLC	27-Dec-11	340	11.14	SELL	NYSE
BlackRock Investment Management, LLC	27-Dec-11	1,654	11.14	SELL	NYSE
BlackRock Investment Management, LLC	27-Dec-11	708	11.14	SELL	NYSE
BlackRock Investment Management, LLC	28-Dec-11	502	11.02	SELL	NYSE
BlackRock Investment Management, LLC	28-Dec-11	759	11.02	SELL	NYSE
BlackRock Investment Management, LLC	28-Dec-11	1,628	11.04	SELL	NYSE
BlackRock Investment Management, LLC	29-Dec-11	371	11.00	SELL	NYSE
BlackRock Investment Management, LLC	12-Jan-12	460	10.78	SELL	NYSE
BlackRock Investment Management, LLC	13-Jan-12	419	10.71	SELL	NYSE